EXHIBIT 99.2
                                                                    ------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  MARCH 6, 2007


OVERVIEW AND HIGHLIGHTS OF 2006

The Company's consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These financial statements differ in certain respects from those prepared in accordance with United States GAAP and are not intended to provide certain disclosures which would be found in United States GAAP financial statements. These measurement and disclosure differences are described in Note 29 of the consolidated financial statements.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (commercial printing) papers as well as a major producer of wood products, generating sales of $4.9 billion in 2006. The Company owns or is a partner in 19 paper mills, 20 sawmills, 4 remanufacturing facilities and 2 engineered wood facilities in Canada, the United States and the United Kingdom. Abitibi-Consolidated supplies customers in approximately 70 countries and employs approximately 12,500 people. Responsible for the forest management of approximately 15.8 million hectares of woodlands in Canada, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also amongst North America's largest recyclers of newspapers and magazines, serving 21 metropolitan areas in Canada and the U.S., and 13 regions in the U.K., with more than 28,000 Paper Retriever(R) and paper bank containers.

Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 4 million tonnes of newsprint, including third-party volumes, 2 million tonnes of commercial printing papers and 2 billion board feet of lumber.

KEY  EVENT

ABITIBI-CONSOLIDATED  INC.  AND  BOWATER  INCORPORATED  TO MERGE

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.9 billion ($9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The combined enterprise value of the two companies at the time of the announcement was in excess of US$8 billion ($9.4 billion).

John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, 7 from each company.

AbitibiBowater's headquarters and executive office will be located in Montreal, Quebec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina. The company, which will be incorporated in Delaware as the new parent company, will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination is expected to generate approximately US$250 million ($295 million) of annualized cost synergies from improved efficiencies in such areas as production, selling, general and administrative (SG&A) costs, distribution and procurement. These synergies are in addition to cost saving initiatives already in process at both companies.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

$54 MILLION NET EARNINGS

Abitibi-Consolidated reported net earnings of $54 million, or 12 cents per share, in 2006 compared to a loss of $350 million, or 80 cents per share, in the previous year. Before the impact of foreign currency translation and other specific items, net earnings would have been a loss of $180 million or 41 cents per share in 2006, compared to a loss of $176 million or 40 cents per share in 2005.

The Company's operating profit from continuing operations amounted to $327 million on sales of $4,851 million in 2006, compared to an operating loss of $276 million on sales of $5,342 million in 2005. Excluding specific items, operating profit from continuing operations, in 2006, amounted to $136 million compared to $141 million in 2005.

                               [GRAPHICS OMITTED]


Table 1: Summary of financial information (in millions of dollars, except per share amounts)

                                       AS PER                     BEFORE
                                FINANCIAL STATEMENTS        SPECIFIC ITEMS (1)
                              ------------------------   ----------------------
                                2006            2005        2006         2005
                                ----            ----        ----         ----
Sales                         $4,851          $5,342      $4,851       $5,342
EBITDA                           N/A             N/A         576          649
Operating profit (loss) from
 continuing operations           327            (276)        136          141
Net earnings (loss)               54            (350)       (180)        (176)
 $ per share                    0.12           (0.80)      (0.41)       (0.40)

Note (1) Non-GAAP measures


The decrease in sales shown in Table 1 is mainly attributable to lower sales volume in the Company's three business segments, particularly in the Newsprint segment where the Company permanently closed two mills in December of 2005, and to a stronger Canadian dollar compared to the U.S. currency. This was partly offset by higher prices in the Company's paper business segments.

IN-DEPTH OPERATIONS REVIEW

On January 26, 2005, the Company announced an in-depth operations review to be implemented over a two-year period. The plan initially targeted an improvement of $175 million in earnings before interest, taxes, depreciation and amortization (EBITDA) related to cost reduction, productivity and market mix, while it targeted $75 million from increased revenue related to future ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R) conversions, and the relaunch of the Lufkin, Texas mill. As a result of this review, the Company took the following actions:

     o The restructuring of the Newfoundland operations, which led to labour reductions, the permanent closure of the Stephenville paper mill and the announcement of the permanent closure of paper machine number seven at Grand Falls. The Stephenville paper mill had an annual production capacity of approximately 194,000 tonnes of newsprint. The machine at Grand Falls has an annual production capacity of approximately 60,000 tonnes of newsprint.

     o The permanent closure of the Kenora, Ontario paper mill, which resulted in the permanent removal of 240,000 tonnes of newsprint capacity annually.

     o The permanent closure of one paper machine at the Bridgewater mill, in the U.K., which resulted in the permanent removal of 60,000 tonnes of annual capacity.

     o The sale of the Company's 196,000 hectares (or about 485,000 acres) of privately owned timberlands located near Thunder Bay, Ontario.

     o    Other initiatives focusing on cost and productivity improvements.

By the end of 2006, the Company achieved over $200 million in EBITDA improvement, exceeding the $175 million target. However, none of the additional $75 million target, from increased revenue, has been realized, the Company having delayed both the future ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R) conversions and the relaunch of the Lufkin mill.

SG&A INITIATIVE

In April of 2006, the Company began a review of its SG&A costs to reduce these expenses at Head Office, as well as the general and administrative costs incurred at the mills, where these expenses are included in the cost of products sold. The objective was to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as eliminating some expenses.

At the end of 2006, the Company had realized $40 million in cost improvements. The savings occurred faster than anticipated and the Company is confident it will maintain that level of savings on an ongoing basis.

LUMBER DISPUTE SETTLEMENT

With respect to the softwood lumber dispute, as of December 12, 2005, the Company's softwood lumber exports to the United States were subject to estimated duties of 8.7% for countervailing duties (CVD) and of 3.2% for anti-dumping duties (AD). The duty deposit rates originally imposed on the Company by the U.S. government in 2002 were 18.79% for CVD and 12.44% for AD.

In April 2006, the governments of Canada and the United States reached a framework agreement for a settlement of the dispute (the Agreement) which was implemented on October 12, 2006. Under the Agreement, the United States terminated the AD and CVD orders and ceased collecting cash deposits of AD and CVD duties as of that date. The two governments also have taken steps to seek to terminate all related litigation, including all cases to which the Company was a party.

Under the terms of the Agreement, all but US$1 billion of duty deposits by Canadian producers was to be returned. According to the terms of the Agreement, the Company sold the right to its refunds to Export Development Canada (EDC), pursuant to which the Company received an amount equal to the CVD and AD deposits it had paid, less its share of the US$1 billion that will not be reimbursed. As of October 12, 2006, Abitibi-Consolidated had paid a total of approximately US$258 million in AD and CVD deposits. In December of 2006, the

Agreement received final approval by the Canadian Parliament and the Company received US$239 million from EDC representing approximately 81.94% of the deposit amounts, plus interest accruing from the date of deposit to the date of liquidation. This amount represents the total of the refunds the Company was entitled to receive.

Since October 12, 2006, exports of softwood lumber to the United States are subject to either a three-tiered export tax or a combination of a lower-tiered export tax and volume restrictions, as elected region by region. These measures will be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. Since January 1, 2007, all Quebec mills are subject to monthly quotas and a tax which ranges between 0 and 5% depending on the Framing Lumber Composite Price (FLCP). For the operations in British-Columbia, the volume is not limited, but the tax could range from 0 to 15% depending on the FLCP, and if volumes exported exceed the allocation for this region, the tax will be increased by 50%. The agreement is for a minimum seven-year term, but could be terminated after two years (although the U.S. lumber coalition could not file new AD or CVD cases for a minimum three-year period).

SALE OF PANASIA

On November 17, 2005, Abitibi-Consolidated announced that it had completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) to Norske Skogindustrier ASA (Norske Skog) of Norway. Therefore, effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia was no longer proportionally included in the Company's consolidated financial statements but presented as discontinued operations. Also, the Company has reclassified its historical information to exclude PanAsia's results from continuing operations.

As a result of this transaction, Abitibi-Consolidated reduced its net debt level by approximately $1 billion when compared to the second quarter of the 2005 financial report, improving its balance sheet and liquidity position, as well as providing financial flexibility for the future.

DIVIDENDS AND SHARES OUTSTANDING

Dividends paid in 2006 amounted to $22 million compared to $44 million in 2005. On July 25, 2006, the Company's Board of Directors suspended dividend payments.

The weighted average number of shares outstanding remained constant at 440 million during both years in 2006 and 2005, while there were 14.5 million options outstanding at the end of 2006 compared to 13.6 million at the end of 2005.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company's operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings

(loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit
(loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items such as EBITDA are not measures prescribed by the Canadian GAAP.

Management uses both GAAP and non-GAAP measures to evaluate results of operations and believes that investors and other readers should be aware of both measures in order to more meaningfully evaluate operations. Some of the key users of the Company's financial information, including analysts and creditors, request that these measures be made publicly available.

The use of operating profit (loss) from continuing operations and EBITDA has certain material limitations because they exclude the recurring expenditures of financing expenses and income taxes. These expenses are necessary components of the Company's costs because Abitibi-Consolidated is required over time to pay cash income taxes and to pay interest on its indebtedness. Management compensates for these limitations to the use of operating profit (loss) from continuing operations and EBITDA by using them as only supplementary measures of profitability.

The Company believes that the impact of the key business drivers (price, volume and foreign exchange) on its results is more readily understandable when isolated from the specific items. The specific items are then separately identifiable and discussed in detail so that the impact of those items on the results may be understood. Abitibi-Consolidated believes this gives the reader an easy to follow format where specific items are brought to the forefront immediately, allowing the reader to focus on these points separately.

Measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. It is important for readers to understand that certain items may be presented in different lines on the financial statements thereby leading to different measures for different companies. However, the Company believes this is useful supplemental information as it provides an indication of performance and comparative trends excluding these specific items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative to measures prescribed by the Canadian GAAP.

SPECIFIC ITEMS IMPACTING OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS

In 2006, the Company's operating results were positively impacted by $191 million of specific items. In December of 2006, following the lumber dispute settlement, the Company recorded income of $171 million mainly related to the unrecognized portion of the CVD and AD deposits that were refunded. In December of 2004, the Company recognized US$52 million of CVD and AD in its consolidated financial statements. Also, following the sale of the permanently closed

Sheldon, Texas mill, Abitibi-Consolidated recorded an $18 million gain on disposal of assets under mill closure and other elements. During 2006, the Company recorded $9 million in mill closure and other elements mainly attributable to restructuring charges related to the SG&A review announced in the second quarter of 2006, partly offset by a reduction of the provision for mill closures. In the second quarter of 2006, the Company recognized in its SG&A expenses a credit of $11 million related to prior-years provisions of capital tax, which impacted the Newsprint, Commercial Printing Papers and Wood Products segments by $6 million, $3 million and $2 million, respectively.

In 2005, Newsprint operating results were negatively impacted by $292 million due to asset write downs of $203 million and provisions for mill closure costs of $89 million mainly related to the permanent closure of the Kenora and Stephenville paper mills as well as one paper machine in Bridgewater. Also, the Newsprint segment was negatively impacted by $44 million due to impairment of the long-lived assets of the Lufkin mill and the recognition of a liability related to an early retirement program and labour force reductions for $9 million. Commercial Printing Papers operating results were negatively impacted by $71 million due to impairment of the long-lived assets of the Lufkin and Thunder Bay (Fort William) paper mills for $124 million, partly offset by a gain of $53 million on the sale of timberlands. Operating results in the Wood Products segment were negatively impacted by $1 million, mainly due to mill closure costs of the Champneuf, Quebec sawmill.

Table 2 highlights the impact of the above specific items on operating results from continuing operations by segment.

Table 2: Operating profit (loss) from continuing operations

                                          IN MILLIONS OF DOLLARS

                                       AS PER                     BEFORE
                               FINANCIAL STATEMENTS         SPECIFIC ITEMS (1)
                              ----------------------      ---------------------
                               2006            2005         2006         2005
                               ----            ----         ----         ----
Newsprint                      $215           ($228)        $192         $117
Commercial Printing Papers      (32)            (89)         (28)         (18)
Wood Products                   144              41          (28)          42
                               ----            ----         ----         ----
                               $327           ($276)        $136         $141

Note (1) Not in accordance with GAAP


OTHER SPECIFIC ITEMS IMPACTING NET EARNINGS (LOSS)

Other than specific items already covered in the previous section, Abitibi-Consolidated recorded in 2006 positive income tax adjustments of $79 million, mainly related to the prospective reduction in the Canadian federal income tax rate, an after-tax interest income of $22 million, which represented the interest portion of the CVD and AD refunds, and an after-tax gain on translation of foreign currencies of $6 million.

In 2005, the Company recorded an after-tax gain on translation of foreign currencies of $90 million, mainly from the stronger Canadian currency at the end of the year compared to the U.S. dollar, in which most of
Abitibi-Consolidated's long-term debt is denominated. Also, the Company recorded favourable income tax adjustments of $27 million attributable to positive income tax adjustments mainly related to the finalization of prior-year audits, partly offset by negative income tax adjustments due to an increase in tax rate. The Company recorded an unfavourable after-tax amount of $17 million in its financial expenses, mainly due to the premium paid on early debt repayment. The $10 million after-tax loss recorded by the Company on the sale of its interest in PanAsia is attributable to a fiscal gain higher than the accounting gain.

Table 3: Impact of specific items (1) (in millions of dollars, except per share amounts)

                                                                           2006                    2005
                                                                ----------------------    ----------------------
                                                                BEFORE TAX   AFTER TAX    BEFORE TAX   AFTER TAX
                                                                ----------   ---------    ----------   ---------
Net earnings (loss) as reported in the financial statements                        $54                     ($350)
  $ per share                                                                     0.12                     (0.80)
Specific items:
  Impacting operating profit (loss) from continuing operations
   (included in Table 2)                                              (191)       (127)          417         264
  Loss (gain) on translation of foreign currencies                     (10)         (6)         (101)        (90)
  Loss (gain) on sale of PanAsia                                        --          --            (3)         10
  Financial expenses (income)                                          (32)        (22)           24          17
  Income tax expense (recovery)                                                    (79)                      (27)
                                                                                 -----                     -----
Net earnings (loss) excluding specific items(1)                                  ($180)                    ($176)
   $ per share(1)                                                                (0.41)                    (0.40)

Note (1) Non-GAAP measures


RESULTS BEFORE SPECIFIC ITEMS

As specific items have already been covered in the previous section, the following comparison and analysis will focus on the Company's performance only related to normal operating activities.

CONSOLIDATED RESULTS BEFORE SPECIFIC ITEMS

Before specific items, the $5 million reduction in operating profit from continuing operations, in 2006, is mainly attributable to the strength of the Canadian dollar, higher cost of products sold and lower sales volume. These were partially offset by higher prices in the Company's two paper business segments, lower amortization expense, lower CVD and AD and lower SG&A costs mainly attributable to the SG&A initiative.

In 2006, EBITDA was $576 million, or 11.9% of sales, compared to $649 million, or 12.1% of sales in 2005.

Table 4: Consolidated results before specific items (1) (in millions of dollars, except per share amounts)

                                                        FAV/(UNFAV) VARIANCE DUE TO:
                                               -------------------------------------
                                                         FOREIGN
                                       2006    VOLUME    EXCHANGE   PRICES    COSTS       2005
                                    -------    ------    --------   ------    -----    -------
Sales                               $ 4,851     ($432)     ($295)    $ 236     $ --    $ 5,342
Cost of products sold                 3,612       309         43        --      (98)     3,866
Distribution costs                      517        48         13        --       13        591
CVD, AD and other duties                  2         4          2        --       59         67
SG&A                                    144        --          1        --       24        169
                                   --------    ------    --------   ------    -----    -------
EBITDA (1)                             $576      ($71)     ($236)      236      ($2)      $649
Amortization                            440        --          5        --       63        508
                                    -------    ------    --------   ------    -----    -------
Operating profit (loss) from
  continuing operations                $136      ($71)     ($231)     $236      $61      $ 141
Financial expenses                      339                                                388
Other expenses                           28                                                 10
Income tax expense (recovery)           (84)                                               (95)
Share of earnings from investments
  subject to significant influence        4                                                  2
Non-controlling interests               (37)                                               (29)
Earnings from discontinued
  operations                             --                                                 13
                                    =======    ======    ========   ======    =====    =======
Net earnings (loss)                   ($180)                                             ($176)
  $ per share                         (0.41)                                             (0.40)

Note (1) Not in accordance with GAAP


Sales were $4,851 million in 2006, compared to $5,342 million in 2005. The decrease in sales was mainly attributable to lower sales volume in the Company's three business segments and most specifically in the Newsprint segment where the Company permanently closed two mills in December 2005, and by a stronger Canadian dollar compared to the U.S. currency. This was partly offset by higher prices in the Company's paper business segments.

Cost of products sold was $3,612 million in 2006, compared to $3,866 million in 2005. This decrease was mainly attributable to lower sales volume particularly in the Newsprint segment and the strength of the Canadian dollar reflected in the costs of the Company's U.S. newsprint mills, partly offset by higher operating costs per unit. The increase in the Company's operating costs per unit is mainly due to higher input prices for energy and fibre as well as pension and other employee future benefits. These increases were partly offset by productivity improvements and by reducing input usage.

Distribution costs were $517 million in 2006, compared to $591 million in 2005. Cost decreases were mainly due to improvements in transportation mode and logistics as well as the strength of the Canadian dollar and lower sales volume particularly in the Newsprint segment.

In 2006, following the lumber dispute settlement, the Company recorded no CVD or AD, before specific items, but $2 million of export tax. In 2005, the Company recorded $67 million of CVD and AD deposits. More details are provided in the WOOD PRODUCTS section.

SG&A expenses before specific items amounted to $144 million in 2006, compared to $169 million in 2005. The reduction was mainly attributable to the SG&A initiative.

In 2006, total amortization before specific items decreased to $440 million compared to $508 million the previous year. In 2005, the Company wrote down assets for an amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also in the fourth quarter of 2005, the Company recorded an impairment charge of $125 million as a result of the impairment test of long-lived assets of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million.

When comparing the average exchange rate in 2006 to the same period in 2005, the Canadian dollar strengthened by 6.8% compared to the U.S. dollar. The Company estimates that the Canadian dollar appreciation against the U.S. dollar had an unfavourable impact, net of hedging, on its operating results of approximately $221 million compared to the previous year. Other currency exchange rates had a negative impact, net of hedging, of $10 million.

Financial expenses before specific items totalled $339 million in 2006, compared to $388 million in 2005. This decrease was mainly due to the reduction in the Company's long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and the sale of Ontario timberlands in 2005, partly offset by higher interest costs on the Company's floating rate debt.

Other expenses in 2006 increased to $28 million compared to $10 million the previous year. This increase is mainly due to higher discounts on sale of accounts receivable in 2006 and to other income recorded in 2005 mainly from the price adjustment related to the sale of Voyageur Panel and the sale of other assets.

Income tax recovery before specific items during the year amounted to $84 million or an average effective tax rate of approximately 36%, compared to $95 million or an average effective tax rate of approximately 37% in 2005. Average effective tax rates are impacted mainly by the mix and level of earnings (loss) subject to different tax rates applicable to the various jurisdictions.

Earnings from discontinued operations of $13 million in 2005 represented net earnings of PanAsia for the year until closing of the sale.

NEWSPRINT

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Newsprint segment, the $75 million improvement in operating profit from continuing operations before specific items is mainly due to higher U.S. dollar selling prices and lower amortization expense, partly offset by a stronger Canadian dollar, lower sales volume and higher manufacturing costs per tonne.

                              [GRAPHICS OMITTED]


Table 5: Newsprint operating results before specific items(1) (in millions of dollars)

                                          FAV/(UNFAV) VARIANCE DUE TO:
                                       --------------------------------
                                                FOREIGN
                                2006   VOLUME  EXCHANGE   PRICES  COSTS    2005
                                ----   ------  --------   ------  -----    ----

Sales                        $ 2,607    ($354)    ($174)    $243  $  --  $2,892
EBITDA(1)                        429      (61)     (122)     243    (32)    401
Amortization                     237       --         4       --     43     284
Operating profit (loss) from
  continuing operations          192      (61)     (118)     243     11     117

Note (1) Not in accordance with GAAP


Sales of newsprint were $2,607 million in 2006 compared to $2,892 million in 2005. Operating profit from continuing operations before specific items in 2006 was $192 million, or 7.4% of sales, compared to $117 million, or 4% of sales in 2005.

The decrease in sales is mainly attributable to lower sales volume and a stronger average Canadian dollar compared with the U.S. currency, partly offset by higher average prices year-over-year. The Company's shipments totalled 3,486,000 tonnes compared to 3,972,000 tonnes sold in 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005. The average newsprint realized price rose by $20 per tonne in 2006, an increase of 3% from the previous year, primarily due to price improvements of US$62 per tonne on average for all markets, largely offset by the strengthening of the Canadian dollar.

On a per tonne basis, the Company's newsprint cost of products sold in 2006 was $3 higher than in 2005. This was mainly due to $17 per tonne of input price increases, primarily energy and higher pension and other employee future benefits, combined with lower production, mainly attributable to a reduction of 1.3% in basis weight. However, cost increases were mostly offset by lower usage, the closure of the high-cost Kenora and Stephenville paper mills, as well as the stronger Canadian dollar, reducing production costs in Canadian dollars of the Company's U.S. mills.

DISTRIBUTION OF NEWSPRINT SALES:

2006
UNITED STATES 58%
EUROPE 12%

CANADA 10%
LATIN AMERICA 12%
ASIA 3%
OTHER COUNTRIES 5%

2005
United States 57%
Europe 16%
Canada 9%
Latin America 10%
Asia 3%
Other countries 5%

NEWSPRINT MARKET

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 6% in 2006 compared to 2005. The North American domestic shipments' share of lighter basis weight newsprint increased from 36% in 2005 to 51% in 2006, contributing to approximately 1.3% of the decline in U.S. consumption. This translated to an average basis weight in North America of 46.9 grams per square metre (Gsm) in 2006, compared to 47.4 Gsm in 2005. Other key drivers include the continued decline in newspaper circulation and advertising volume. Compared to the previous year, North American imports declined by 25.2% to 142,000 tonnes, while exports declined by 9.8% to 2,242,000 tonnes, mainly due to lower exports to Japan and Western Europe.

The average North American operating rate remained high at 94%, compared to 96% in 2005. The preservation of high operating rate is mainly attributable to the reduction in production capacity. North American newsprint production declined by 6.3% in 2006 compared to 2005. At the end of 2006, total producer and customer newsprint inventories were 105,000 tonnes lower than in December of 2005. The Company continued to employ disciplined inventory management in 2006 to match output with its order book. At year-end, the Company's inventories stood at the same record low level as at the end of December 2005.

In 2005, the Company announced three price increases in the U.S. that were put into effect on March 1, June 1 and October 1. The 2005 year-end industry published transaction price stood at US$635 per tonne, 11.4% above December of 2004. In 2006, the Company announced two price increases that were put into effect on February 1 and August 1. During the third quarter of 2006, the Company reduced to US$20 the initial US$40 per tonne newsprint price increase announced for the U.S. market effective August 1, 2006. In the fourth quarter of 2006, newsprint prices started to decline and at year-end the industry published transaction price stood at US$646 per tonne, 1.7% above December of 2005. Newsprint prices in international markets, with the exception of European countries, increased between 10% and 14% during the year. In 2006, published transaction prices in continental Europe were approximately 4% to 7% higher than in 2005 in local currency basis.

MARKET OUTLOOK

The Company expects global demand to increase slightly in 2007, with continued positive growth in Europe and Latin America as well as higher growth levels in certain countries in Asia, such as China and India. However, the Company expects demand in North America to decline by 5% to 6% on a tonnage basis, resulting mainly from continued decline in newspaper circulation and a sluggish advertising environment. Key risk factors to the Company's demand expectation include cost-control measures by the newspaper publishers as well as economic factors.

CHANGE IN CAPACITY

As announced in the fourth quarter of 2005, Abitibi-Consolidated permanently closed one paper machine at the Bridgewater mill, on February 28, 2006. The closure of the machine removed 60,000 tonnes of annual newsprint capacity.

In 2006, newsprint production capacity changed due to the conversion of one paper machine from newsprint to commercial printing paper grades at the Shawinigan (Belgo), Quebec mill, the allocation of the capacity between newsprint and commercial printing papers, as well as the production of lighter basis weight paper. Considering the above, the Company's capacity for 2007 stands at 3,709,000 tonnes of newsprint, including 150,000 tonnes of idled capacity at the Lufkin paper mill.

COMMERCIAL PRINTING PAPERS

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Commercial Printing Papers segment, the $10 million increase in operating loss from continuing operations before specific items is mainly due to a stronger Canadian dollar, partly offset by higher U.S. dollar selling prices and lower amortization expense.


                              [GRAPHICS OMITTED]


Table 6: Commercial Printing Papers operating results before specific items (1) (in millions of dollars)

                                        FAV/(UNFAV) VARIANCE DUE TO:
                                      --------------------------------
                                               FOREIGN
                                2006  VOLUME  EXCHANGE   PRICES  COSTS     2005
                                ----  ------  --------   ------  -----     ----
Sales                         $1,511    ($29)    ($101)     $89  $  --  $ 1,552
EBITDA (1)                       128      (4)      (99)      89    (13)     155
Amortization                     156      --         1       --     16      173
Operating profit (loss) from
  continuing operations          (28)     (4)      (98)      89      3      (18)

Note (1) Not in accordance with GAAP

Sales of commercial printing papers were $1,511 million in 2006 compared to $1,552 million in 2005. Operating loss from continuing operations before specific items was $28 million, or 1.9% of sales in 2006, compared to $18 million, or 1.2% of sales in 2005.

The decrease in sales is mainly attributable to a stronger average Canadian dollar, compared with the U.S. currency and lower sales volume, partly offset by higher average prices year-over-year. The average realized price for commercial printing papers decreased from the previous year by 1% to $864 per tonne. This reduction is primarily due to the strengthening of the Canadian dollar, largely offset by an average price improvement of US$45 per tonne. The Company's shipments of commercial printing papers totalled 1,748,000 tonnes in 2006, compared to 1,782,000 tonnes in 2005, mainly due to the Company exiting the Rotonews grades. In the fourth quarter of 2006, the Company took approximately 50,000 tonnes of market-related downtime at four of its commercial printing paper mills.

On a per tonne basis, the Company's commercial printing papers cost of products sold in 2006 was $18 higher than in 2005. The cost increase was mainly due to $23 per tonne of input price increases, primarily energy and pension and other employee future benefits, as well as an unfavourable product mix. These were partly offset by productivity improvements and labour cost reductions.


Table 7: Shipments of commercial printing papers

                                   IN THOUSANDS OF TONNES
                                   ----------------------
                                         2006        2005
                                         ----        ----

 SC, Soft-Nip papers                      599         611
 ABIoffset(TM) papers                     471         422
 Hi-Brite papers                          267         306
 Directory papers                         138         135
 Other papers                             185         233
                                        -----       -----
 Total papers                           1,660       1,707
 Market pulp                               88          75
                                        =====       =====
 Total segment                          1,748       1,782


ABICAL(R) GRADES (SUPERCALENDERED ("SC") AND SOFT-NIP)

North American demand for SC grades decreased by 3.6% in 2006 compared to 2005. SC grades are mainly used in retail inserts, catalogues and magazines. The largest SC paper machine in North America, which is owned by a competitor, was idled from December 2005 to October 2006 due to labour disruptions. As the increase in imports only partially compensated for the reduction in capacity, this resulted in a lower availability of SC papers in North America. Shipments of the Company's ABICAL(R) grades declined by 2% compared to 2005 mainly due to less production in the low-end of the grades in 2006.

According to an industry publication, prices for supercalendered (SCA) grades rose by 2.5% on average in 2006 compared to 2005. In 2005, prices increased in January, April and July ending the year 6.8% higher than in December 2004. In 2006, prices increased in April and July but began to decline in November. The December 2006 industry-published transaction price stood at US$775 per short ton, 0.6% below December of 2005.

DISTRIBUTION OF COMMERCIAL PRINTING PAPERS SALES:

2006
UNITED STATES 83%
CANADA 11%
OTHER COUNTRIES 6%

2005
United States 86%
Canada 9%
Other countries 5%

ABIOFFSET(TM)GRADES

North American demand for superbrite grades increased by 10.1% in 2006 compared to 2005. Superbrite grades are mainly used as a substitute for traditional uncoated freesheet grade applications. Demand growth was largely driven by the Company's continued success in penetrating the uncoated freesheet market with its ABIOFFSET (TM)grades. Shipments of the Company's ABIOFFSET (TM)grades increased by 11.6% in 2006 compared to 2005. ABIOFFSET (TM) grades consist of ALTERNATIVE OFFSET(R), EQUAL OFFSET(R) and INNOVATIVE OFFSETTM.

According to an industry publication, prices for uncoated freesheet grades, against which ABIOFFSET(TM) grades are benchmarked, rose by 15% on average in 2006 compared to 2005. In 2005, prices fluctuated throughout the year, ending the year 4.8% lower than in December 2004. In 2006, prices had strong upward momentum and ended up at US$830 per short ton, 19.4% above December of 2005.

UNCOATED GROUNDWOOD PAPERS MARKET

According to the PPPC, North American demand for uncoated groundwood papers was almost flat, decreasing by 0.3% in 2006 compared to 2005. The demand decline for supercalendered grades was almost totally offset by growth in lightweight and superbrite grades.

MARKET OUTLOOK

The Company expects the outlook for 2007 to be positive for uncoated groundwood grades with demand to grow by 2% to 3%. The main drivers of this growth are expected to be a rebound in supercalendered demand as well as the continued uncoated freesheet substitution strategy with the Company's ABIOFFSET(TM)grades.

CHANGE IN CAPACITY

On February 25, 2007, Abitibi-Consolidated idled for an indefinite period its Fort William paper mill located in Thunder Bay, due to market conditions and high production costs. The mill has an annual production capacity of approximately 145,000 tonnes of commercial printing papers.

In 2006, the commercial printing papers production capacity changed due to the conversion of one paper machine from newsprint to commercial printing paper grades at the Belgo mill and the allocation of the capacity between newsprint and commercial printing papers. Considering the above, the Company's capacity for 2007 stands at 2,111,000 tonnes of commercial printing papers, including 375,000 tonnes of idled capacity at the Fort William and Lufkin paper mills.

WOOD PRODUCTS

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Wood Products segment, the $70 million reduction in operating results from continuing operations before specific items is mainly due to lower selling prices and a stronger Canadian dollar, partly offset by a reduction in CVD, AD and other duty expenses.


                              [GRAPHICS OMITTED]


Table 8: Wood products operating results before specific items (1) (in millions of dollars)

                                        FAV/(UNFAV) VARIANCE DUE TO:
                                      --------------------------------
                                               FOREIGN
                                2006  VOLUME  EXCHANGE   PRICES  COSTS     2005
                                ----  ------  --------   ------  -----     ----
Sales                         $  733   ($49)     ($20)    ($96)  $  --     $898
EBITDA (1)                        19     (6)      (15)     (96)     43       93
Amortization                      47     --        --       --       4       51
Operating profit (loss) from
  continuing operations          (28)    (6)      (15)     (96)     47       42

Note (1) Not in accordance with GAAP


Sales of wood products declined to $733 million in 2006, compared to $898 million in 2005. Operating loss from continuing operations before specific items was $28 million, or 3.8% of sales in 2006, compared to an operating profit from continuing operations before specific items of $42 million, or 4.7% of sales in 2005.

The reduction in sales is mainly attributable to lower selling price and volume as well as a stronger average Canadian dollar. The average realized price for wood products decreased to $394 per thousand board feet in 2006, compared to $457 per thousand board feet in 2005. The Company's shipments totalled 1,858 million board feet in 2006, compared to 1,965 million board feet in 2005. The reduction in sales volume is mainly attributable to the reduction in allowable cut in the province of Quebec and lower production due to deteriorating market conditions.

On a per thousand board feet basis, the Company's cost of goods sold in 2006 was $9 higher than in 2005. This was mainly due to higher fuel prices and lower production.

In the fourth quarter of 2006, the Company announced the idling of five Quebec sawmills, including a sawmill owned by Produits Forestiers Saguenay Inc., a subsidiary of Abitibi-Consolidated. The temporary closures were mainly attributable to deteriorating market conditions as well as high production and fibre costs. At this time, three of the five sawmills are still idled.

CVD, AD and other duties before specific items decreased from $67 million in 2005 to $2 million in 2006. The Company expensed an amount of $2 million for export tax in the fourth quarter of 2006, while it paid $67 million of CVD and AD deposits in 2005.

DISTRIBUTION OF WOOD PRODUCTS SALES:

2006
UNITED STATES 56%
CANADA 44%

2005
United States 63%
Canada 37%

LUMBER MARKET

Demand in the United States slowed down throughout the year with housing starts decreasing by 12.9%, from an average of 2.1 million units in 2005 to 1.8 million units in 2006. This reduction occurred mainly in the second half of 2006 with housing starts ending the year at 1.6 million units. Demand in Canada continued to be very strong with housing starts remaining above an annualized rate of 200,000 units for all of the year for the fifth consecutive year. In Japan, housing starts increased by approximately 10% in 2006, improving demand for the Company's 2 X 4 "J grade" products sold through Canadian distributors.

In 2006, yearly average published lumber prices (f.o.b. Great Lakes) in North America dropped significantly compared to 2005. Prices for 2 X 4 Stud dropped by approximately 17% and 2 X 4 Random Length dropped by approximately 12%. This is mainly due to the declining demand and the capacity/demand ratio in North America.

MARKET OUTLOOK

The Company expects U.S. housing starts to remain low for the first half of 2007 and then increase for the second half of the year. In Canada, the Company expects housing starts to slightly decrease from 2006.

SUMMARY OF QUARTERLY RESULTS

Table 9: Summary of quarterly results

                                             IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
                                     -----------------------------------------------------------------
                                                    2006                            2005
                                     -------------------------------  --------------------------------
                                        Q-4      Q-3     Q-2     Q-1     Q-4     Q-3     Q-2      Q-l
                                     ------   ------  ------  ------  ------  ------  ------  -------
Sales                                $1,180   $1,181  $1,253  $1,237  $1,310  $1,355  $1,354  $ 1,323
Operating profit (loss) from
  continuing operations                 236        2      48      41    (352)      8      57       11
Operating profit (loss) from
  continuing operations
  before specific items (1)              17       10      57      52      15      49      58       19
Earnings (loss) from
  continuing operations                 (22)     (48)    157     (33)   (345)     95     (49)     (54)
Earnings (loss) from continuing
  operations per share                (0.05)   (0.11)   0.36   (0.08)  (0.79)   0.22   (0.11)   (0.13)
Net earnings (loss)                     (22)     (48)    157     (33)   (355)     99     (43)     (51)
Net earnings (loss) per share         (0.05)   (0.11)   0.36   (0.08)  (0.81)   0.23   (0.10)   (0.12)
Net earnings (loss) before
  specific items (1)                    (61)     (54)    (29)    (36)    (51)    (40)    (26)     (59)
Net earnings (loss) before specific
  items (1) per share                 (0.14)   (0.12)  (0.07)  (0.08)  (0.12)  (0.09)  (0.06)   (0.13)
Exchange rates (CDN$1= US$):
  Average noon rate                   0.878    0.892   0.891   0.866   0.852   0.832   0.804    0.815

Note (1) Not in accordance with GAAP


On a quarterly basis, sales were negatively impacted by lower sales volume related to the newsprint closures in the fourth quarter of 2005 and in the first quarter of 2006. The strength of the Canadian dollar compared to the U.S. currency also contributed to the negative trend, going from an average of US$0.815 in the first quarter of 2005 to US$0.852 in the fourth quarter of 2005 and to US$0.878 in the fourth quarter of 2006. This represents an 8% strengthening of the Canadian dollar from the first quarter of 2005 to the fourth quarter of 2006. These were partly offset by price increases in the Company's two paper segments.

The Company's operating results before specific items are negatively impacted by winter months in the first and fourth quarters of each year, mainly due to higher energy costs. In the first quarter of 2006, the Company benefited from price increases mainly in the Newsprint segment. In the third quarter of 2006, the reduction in operating results was mainly due to lower prices in the Wood Products segment and higher costs mainly in the Newsprint and Wood Products segments.

Other than the elements mentioned above, major factors impacting the Company's net earnings (loss) were the major specific items, principally the CVD and AD refunds in the fourth quarter of 2006, asset write downs and impairments in the fourth quarter of 2005, as well as the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its effect on the Company's U.S. dollar denominated debt. The reduction in financial expenses related to the lower debt level in 2006 also impacted net earnings (loss).

The weighted average number of shares outstanding remained constant at 440 million during these periods.

FINANCIAL POSITION AND LIQUIDITY

The major cash requirements for the Company are to fund its operating working capital, capital expenditures, debt and interest payment obligations. Also, due to the current underfunded situation of the employee future benefits plans, additional funding is required. Over time, the funding of these requirements is expected to be generated from continuing operating activities and the use of the Company's revolving credit facility if necessary. Subject to certain restrictions, related to the merger of Abitibi-Consolidated and Bowater discussed in the KEY EVENT section, the Company could also increase its liquidity by issuing new debt or equity depending on financial market conditions and availability. In 2006, the main cash transaction other than cash from continuing operating activities and capital expenditures, was the refund of the CVD and AD deposits received following the lumber dispute settlement. For 2007, the Company believes its liquidity generated from continuing operating activities, its cash on hand and the use, from time to time, of its revolving credit facility, will be sufficient to satisfy its requirements in operating working capital, capital expenditures as well as debt and interest payment obligations. Excluding any amount drawn on its revolving credit facility, the Company has US$61 million and US$346 million of debt maturing in 2007 and 2008, respectively.

The Company's cash and cash equivalents related to continuing operations at the end of 2006 amounted to $203 million, an increase of $136 million, compared to $67 million at the end of 2005. In 2006, Abitibi-Consolidated generated $232 million of cash from continuing operating activities and $22 million of cash from financing activities of continuing operations, while it used $123 million of cash for investing activities of continuing operations.

CONTINUING OPERATING ACTIVITIES

Cash generated from continuing operating activities totalled $232 million in 2006, compared to $164 million in 2005. The improvement in cash generated by operating activities was mainly due to an increase in operating results from continuing activities excluding the non-cash items mainly related to the CVD and AD refunds, partly offset by an increase of $167 million in non-cash operating working capital in 2006, compared to a reduction of $33 million in 2005. In 2006, non-cash operating working capital was higher by $167 million mainly due to a reduction in accounts payable, in large part attributable to the closure of some newsprint operations and to higher inventories, mostly wood, partly offset by a reduction in accounts receivable. The reduction in non-cash operating working capital in 2005 was mainly due to an increase in accounts payable, partly offset by an increase in accounts receivable.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash generated by financing activities from continuing operations totalled $22 million in 2006, compared to cash used of $797 million in 2005. Cash generated in 2006 was mainly due to the utilisation of part of the credit facilities. Cash used in 2005 was mainly due to the reduction of long-term U.S. dollar debt.

Long-term debt, including the current portion, amounted to $3,864 million as at December 31, 2006, representing a ratio of net debt to total capitalization of 0.592, compared to $3,762 million and a ratio of 0.598 as at December 31, 2005. The increase in long-term debt is mainly attributable to additional working capital requirements.

On December 15, 2006, the Company repaid the remaining US$15 million of the US$300 million of 6.95% notes due on December 15, 2006. At the end of 2006, the current portion of the long-term debt was $72 million, compared to $18 million at the end of the previous year. The remaining US$61 million of the US$200 million of 7.625% notes comes to maturity on May 15, 2007.

In the third quarter of 2006, the Company increased its revolving credit facilities from $700 million to $750 million, as a new lender joined the banking syndicate. The facilities require the Company to maintain certain financial ratios, namely an interest coverage ratio of not less than 1.5x for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio are up to $500 million of non-cash asset write downs on an after-tax basis. At the end of 2006, $479 million of the $500 million exemption was used. Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 58.3% at the end of the year, and the interest coverage ratio was 2.6x for the twelve-month period ended December 31, 2006. At the end of December 2006, the Company had drawn $180 million on these credit facilities.

On January 29, 2007, following the announcement by Abitibi-Consolidated and Bowater of a definitive agreement to combine in an all-stock merger of equals, DBRS placed the Company under review with positive implications, Fitch put the Company on rating watch with positive implication and Moody's Investors Service (Moody's) affirmed Abitibi-Consolidated's ratings and changed the outlook to developing from stable. On January 30, 2007, Standard & Poor's Ratings Services (Standard & Poor's) affirmed the rating and the outlook.

On November 15, 2006, Standard & Poor's revised its outlook on the Company to negative from stable. At the same time, the long-term corporate credit rating was affirmed at B+. On September 21, 2006, Moody's announced the implementation of its new rating methodology. As a result, the corporate family rating was maintained at B1, and the rating for the senior unsecured notes was changed from B1 to B2. The liquidity rating was SGL-2 and the outlook was stable. Both DBRS (BB (low), trend negative) and Fitch (B+, stable outlook) maintained their respective ratings in 2006.

Table 10: Credit ratings

-------------------------------------------------------------------------------
Rating Agencies      Corporate        Outlook       Security Rating
                     Family Rating
-------------------------------------------------------------------------------
DBRS                 BB (low)                 --    Unsecured Notes: BB (low)
Fitch                B+                       --    Unsecured Notes: B+
                                                    Secured Bank debt: BB-
Moody 's             Bl               Developing    Unsecured Notes: B2
Standard & Poor's    B+               Negative      Unsecured Notes: B+
-------------------------------------------------------------------------------


INVESTING ACTIVITIES OF CONTINUING OPERATIONS

The Company used $123 million of cash for investing activities of continuing operations in 2006, compared to cash generated of $566 million last year. In 2006, Abitibi-Consolidated used $165 million for capital expenditures compared to $177 million in 2005. In 2006, the Company received $28 million of net proceeds from the sale of the Sheldon paper mill. This compares to $693 million from the sale of the Company's interest in PanAsia and $64 million mainly from the sale of the timberlands in Ontario in 2005.

In August of 2006, the Company completed the upgrade project of one paper machine at its Snowflake, Arizona paper mill. The main objective of the US$15 million project was to reduce production cost. The $16 million project to increase hydro power generation at the Company's Hydro-Saguenay facility was operational in June of 2006, on schedule and within budget. This new station is adding 18 Megawatts (MW) of hydro-generation capacity. The Company also spent approximately US$6 million for the expansion of its US recycling collection centers in 2006.

The Company intends to limit its capital expenditure program in 2007 to approximately $165 million, and to continue to apply free cash flows towards the reduction of the long-term debt.

2005 COMPARED TO 2004

SPECIFIC ITEMS

During 2005, the Company recorded an after-tax gain on translation of foreign currencies of $90 million, as well as favourable income tax adjustments of $27 million attributable to positive income tax adjustments mainly related to the finalization of prior-year audits. This was partly offset by negative income tax adjustments due to increases in the Quebec provincial tax rates. The $10 million after-tax loss recorded by the Company on the sale of its interest in PanAsia is attributable to a fiscal gain higher than the accounting gain. Asset write downs and impairment charges of $244 million after-tax are mainly due to the permanent closure of the Kenora and Stephenville paper mills, as well as impairment of the long-lived assets of the Lufkin and Fort William paper mills. Mill closure and other elements comprise provisions for mill closure costs of $62 million after-tax, mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf sawmill, as well as the announced closure of one paper machine in Bridgewater, partly offset by an after-tax gain of $48 million on the sale of timberlands. Also, the Company recognized an unfavourable after-tax amount of $6 million in mill closure and other elements due to the recognition of a liability related to an early retirement program and labour force reductions, as well as an after-tax amount of $17 million in its financial expenses, mainly due to the premium paid on early debt repayment.

During 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior-period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of its remaining interest in the Saint-Felicien, Quebec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel, as well as favourable income tax adjustments of $2 million. The Company recorded a provision for mill closure and other elements of $20 million after-tax and asset write downs of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec and Sheldon. Also, the Company recorded in mill closure and other elements $4 million after-tax related to the start-up of the Alma, Quebec paper machine.

RESULTS BEFORE SPECIFIC ITEMS

Table 11: 2005/2004 Consolidated results before specific item (1) (in millions of dollars, except per share amounts)

                                        FAV/(UNFAV) VARIANCE DUE TO:
                                      --------------------------------
                                               FOREIGN
                                 2005  VOLUME  EXCHANGE  PRICES  COSTS     2004
                               ------  ------  --------  ------  -----     ----
Sales                          $5,342    ($58)    ($343)  $ 444  $  --  $ 5,299
Cost of products sold           3,866      32        55      --   (183)   3,770
Distribution costs                591       3        17      --    (19)     592
CVD, AD and other duties           67       8         5      --      2       82
SG&A                              169      --         1      --     (1)     169
                               ------    ----     -----   -----  ----   -------
EBITDA (1)                       $649    ($15)    ($265)  $ 444  ($201) $   686
Amortization                      508      --        13      --     50      571
                               ======    ====     =====   =====  ====   =======
Operating profit (loss) from
  continuing operations          $141    ($15)    ($252)   $444  ($151) $   115
Financial expenses                388                                       375
Other expenses                     10                                         9
Income tax expense (recovery)     (95)                                     (103)
Share of earnings from
  investments subject to
  significant influence             2                                         6
Non-controlling interests         (29)                                      (10)
Earnings (loss) from
  discontinued operations          13                                        17
                               ======                                   =======
Net earnings (loss)             ($176)                                    ($153)
  $ per share                   (0.40)                                    (0.35)

Note (1) Not in accordance with GAAP


Sales totalled $5,342 million in 2005, compared to $5,299 million in 2004. The Company's increase in sales was mainly attributable to higher prices in both the Newsprint and Commercial Printing Papers business segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the Wood Products segment.

Loss before specific items amounted to $176 million in 2005, or $0.40 per share, compared to $153 million in 2004, or $0.35 per share. The increase of $23 million in loss before specific items resulted mainly from a higher amount of non-controlling interests of $19 million, higher financial expenses of $13 million and lower income tax recovery of $8 million. This was partly offset by an improvement in operating results from continuing operations excluding specific items of $26 million.

Improvement in operating results from continuing operations before specific items resulted mainly from higher prices in the Company's paper segments totalling $444 million and a lower amortization expense of $50 million. These elements were largely offset by the effect of a stronger Canadian dollar for an amount of $252 million, higher cost of products sold of $183 million and higher distribution costs of $19 million.

The Company's cash and cash equivalents at the end of 2005 amounted to $67 million, a reduction of $48 million compared to $115 million at the end of 2004. In 2005, Abitibi-Consolidated generated $164 million of cash from continuing operating activities and $566 million of cash from investing activities of continuing operations, while it used $797 million of cash for financing activities of continuing operations. In 2004, Abitibi-Consolidated used $3 million of cash for continuing operating activities and $86 million of cash for investing activities of continuing operations, while it generated $161 million of cash from financing activities of continuing operations. In 2005, major cash transactions other than cash from operations, debt reduction, payment of dividends and capital expenditures were related to the sale of PanAsia and the Ontario timberlands as well as the excess of the pension funding over expense. In 2004, major cash transactions other than cash from operations, debt increase, payment of dividends and capital expenditures were related to the sale of the remaining 25% of the Saint-Felicien pulp mill, the sale of the Company's share in Voyageur Panel and the excess of the pension funding over expense.

SELECTED ANNUAL INFORMATION

Table 12: Selected Annual Information

                                  IN MILLIONS OF DOLLARS, EXCEPT OTHERWISE NOTED
                                  ----------------------------------------------
                                          2006          2005         2004
                                  ----------------------------------------------
Sales                                   $4,851        $5,342       $5,299
Operating profit (loss)
  from continuing operations               327          (276)        (256)
Operating profit (loss) from
  continuing operations before
  specific items (1)                       136           141          115
Earnings (loss) from continuing
  operations                                54          (353)        (126)
Earnings (loss) from continuing
  operations per share                    0.12         (0.81)       (0.29)
Net earnings (loss)                         54          (350)         (36)
Net earnings (loss) per share             0.12         (0.80)       (0.08)
Net earnings (loss) before
  specific items (1)                      (180)         (176)        (153)
Net earnings (loss) before
  specific items (1) per share           (0.41)        (0.40)       (0.35)
Total assets                             7,962         8,044        9,787
Total long-term liabilities              4,583         4,614        5,124
Dividends declared per share             0.050         0.100        0.100
Exchange rates (CDN$1=US$):
  Closing exchange rate at year-end      0.858         0.860        0.832
  Average noon rate for the year         0.882         0.826        0.769

Note (1) Not in accordance with GAAP


Higher sales in 2005 when compared to 2004 were mainly due to higher average prices in the Company's paper segments for $444 million, largely offset by the strength of the Canadian dollar for $343 million. Lower sales in 2006 compared to 2005 were mainly attributable to $432 million of lower sales volume mostly in the Newsprint segment and the strength of the Canadian dollar for $295 million. This was partly offset by a $236 million positive impact of price increases, mainly in the Company's paper segments. The Canadian dollar value compared to the U.S. currency increased from an average of US$0.769 in 2004 to US$0.882 in 2006, which represents a 14.7% strengthening.

Operating results from continuing operations before specific items improved from 2004 to 2005 and were slightly down in 2006. The improvement in 2005 was mainly due to price increases largely offset by the strength of the Canadian dollar compared to the U.S. currency and higher input prices for energy and fibre, as well as pension and other employee future benefits. In 2006, operating results were negatively impacted by lower prices in the Wood Products segment and by higher cost of products sold.

Other than the elements mentioned above, major factors impacting the Company's net earnings (loss) were the major specific items, principally the CVD and AD refunds at the end of 2006, asset write downs and impairments at the end of 2005 as well as the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its effect on the Company's U.S. dollar denominated debt in 2005 and 2004. The reduction in financial expenses related to the lower debt level in 2006 also impacted net earnings (loss).

The downward trend in total assets and total long-term liabilities is mainly caused by the sale of the Company's interest in PanAsia and the strengthening of the Canadian dollar compared to the U.S. currency, rising from a rate of US$0.832 at the end of 2004 to US$0.86 at the end of 2005 and remaining stable at the end of 2006. Total assets were also impacted by asset write downs of $371 million in 2005 and $364 million in 2004.

On July 25, 2006, the Company's Board of Directors suspended dividend payments. The weighted average number of shares outstanding remained constant at 440 million during these periods.


OTHER NOTEWORTHY EVENTS

On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de depot et placement du Quebec (Caisse) to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company will retain a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated. ACH Limited Partnership is intended to be Abitibi-Consolidated's growth vehicle in energy generation. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

On July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia and to concurrently sell the 55,000 acres of ANC's timberlands. In January of 2007, the Company and its partner decided to delay the acquisition, by Abitibi-Consolidated, of the remaining 47.5% interest to a later date and to proceed with the sale of 55,000 acres of timberlands, with all proceeds from the sale going to the Company. Final terms of the agreement are expected to be concluded in the first quarter of 2007.

RISKS AND UNCERTAINTIES

GLOBAL MARKETS AND COMPETITION

The Company competes on a global basis with numerous forest products companies, some of which have greater financial resources than the Company does. There has been a continued trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than Abitibi-Consolidated. The Company's lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated's customers. With fewer customers in the market for the Company's products, the strength of its negotiating position with these customers could be weakened.

Newsprint sales in North America represented 37% of the Company's total sales in 2006. The Company assesses demand for newsprint in North America to be at a mature stage. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 1,868,000 tonnes over five years, or an average of 3.2% annually. Concurrently, North American newsprint production capacity has declined by 3,659,000 tonnes, or 22.5% since 2000. As a result of this reduction in demand, the Company proceeded with the permanent closure of the Sheldon and Port-Alfred newsprint mills in 2004 and the Kenora and Stephenville newsprint mills in 2005 to improve its competitiveness.

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. In 2006, continued trend towards lower basis weight substitution, conservation measures and limited North American growth in advertising spending, reduced newsprint consumption in North America. Although lower basis weight substitution reduced consumption volume, it also reduced production capacity, eliminating the impact on supply/demand.

The Company expects 2007 worldwide newsprint demand to increase slightly with growth in most regions of the world, mostly offset by North American demand, which is anticipated to decrease by approximately 5-6%, compared to 2006. Gains in circulation and ad spending are expected in several regions, especially Latin America and Asia.

FIBRE SUPPLY

Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (wood chips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by cutting right agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 93% of the Company's Canadian pulp and paper mill requirements for virgin fibre. For its operations in the provinces of British Columbia, Ontario and Newfoundland, the Company relies on internal sources, in the most part, and the open market to supply in fibre its wood products, paper and pulp production requirements, and such sources of supply are more than adequate to meet its requirements.

On April 1, 2005, the Annual Allowable Cut (AAC) on Crown land in Quebec was reduced by 20% in all regions, for a period of three years as a result of a recommendation of the Coulombe Commission. The impact of this measure on the Company's sawmills, and those of its partnerships, was a net reduction of 17.4% of the timber supply originating from Quebec Crown land for the period comprised between April 1, 2005 and March 31, 2008.

On December 8, 2006, new AAC calculations were announced by the Chief Forester of Quebec. The reduction for the province in AAC for spruce, pine and fir was revised to 23.8% from the initial 20%, but regional reductions vary greatly from one region to the other. This reduction is the result of several governmental initiatives, including the creation of new protected areas and the introduction of a series of measures to enhance biodiversity. The new AAC levels will be effective on April 1, 2008.

The Company estimates that these new AAC calculations will result in a reduction of 19.7% of its allowable cuts, and those of its partnerships, compared to the 17.4% reduction imposed for the period of April 1, 2005 to March 31, 2008. Mitigating measures proposed by the Chief Forester of Quebec could partially offset these reductions. As a result of these measures, a tightening of the supply of virgin fibre to the Company's Quebec paper mills is expected.

Virgin fibre in the United States is obtained mainly through long-term supply contracts.

The Company is amongst the largest North American recyclers of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network in North America and the U.K. accounts for 40% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is adequate to support its current wood products, paper and pulp production requirements.

ENERGY

In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules (Gj), the Company self-generates approximately 35% of the steam and power required in its paper mills. Another 35% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 30%, the Company is exposed to fluctuations in energy commodity prices. In 2006, the evolution of North American energy commodities was mixed, with oil product prices increasing and natural gas price decreasing.

Crude oil price increased by 17% compared to 2005, and it had a direct impact on the price of residual oil consumed by the Company, which increased by 26% in 2006. For the same period, natural gas price decreased by 17%, mainly impacted by favourable weather conditions.

In Ontario,  the average  hourly  electricity  price was $46 per  megawatt-hour
(MWh) in 2006 compared to $68 in 2005. However, the Company did not benefit from the full price reduction, due to the introduction of several measures by the provincial Government, fixing electricity prices for approximately 70% of the Ontario generation.

While prices for electricity have been more stable in the main regulated jurisdictions where the Company has operations, they also increased by between 5% and 18% in 2006.

In order to reduce the impact of these increases, the Company continues to invest in its energy assets. In 2006, the Company completed the Besy hydroelectric station. This project, combined with the return in service of the Murdock-Wilson unit, increased the Quebec hydroelectricity generation. In Kenogami, Quebec, the Company is currently building a heat-recovery system that will reduce energy costs by displacing approximately 18 million litres of bunker oil per year.

In 2006, the Company completed its detailed energy benchmarking study. The results of the study will be used to implement an energy usage reduction program in 2007.

The Company's ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.

ENVIRONMENT

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management, site operations and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities.

The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company's paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations.

The Company has implemented a certification process of its Environmental Management Systems, under the International Standards Organization (ISO), for its pulp and paper mills, sawmills and woodlands operations. All the Company's operations are certified ISO 14001.

The Company also met its  commitment to obtain  sustainable  forest  management
(SFM) certification for its North American operations. All of the 15.8 million hectares of forest entrusted to the Company are certified under a SFM standard. Abitibi-Consolidated uses the CSA SFM standard for most of these forests.

After implementing the Chain of Custody in two paper mills in 2005, the Company
continued  its  effort  on  fibre  source   traceability   and  in  2006  began
implementation in three additional paper mills.

The Company's greenhouse gas (GHG) emission reduction strategy is based on the reduction of its reliance on fossil fuel, energy efficiency improvements through technological innovation as well as continuous improvement. The Company also takes advantage of opportunities related to the GHG offset and carbon credit market. Since 2000, Abitibi-Consolidated has reduced its company-wide GHG emissions by 42% in absolute terms and 22% in terms of intensity. In 2006, the Company sold, for a nominal amount, 27,000 tonnes of its excess carbon credits to the Chicago Climate Exchange.

The Environmental, Health and Safety Committee, which reports to the Board of Directors, oversees global performance and orientation related to environment, health and safety. It evaluates risks associated with the Company's activities and actions to address those risks. This Committee also reviews the adequacy of programs and assesses the performance of the Company on such programs.

FOREIGN EXCHANGE

The Company realizes most of its sales outside Canada and, therefore, exposure to the U.S. dollar is a risk to its business. Approximately 78% of revenues and 14% of manufacturing costs of the Company's operations are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company's cash flows, earnings and debt.

The Company's foreign exchange program includes partial hedging of U.S. dollar and other currency cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. dollar cash flows.

PENSION FUNDS

Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the CRITICAL ACCOUNTING POLICIES AND ESTIMATES section, in 2007, Abitibi-Consolidated expects to make a contribution in excess of its annual pension expense, in a similar range when compared to the corresponding $73 million in 2006, to satisfy a portion of the underfunded liability of its defined benefit pension plans, as required by law. Over time, the Company will continue to make contributions until the legal funding obligations of its pension plans are satisfied.

CHANGES IN BANKING AND CAPITAL MARKETS AND CHANGES IN INTEREST RATES

Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating rate debt, and in determining the interest rate of any new debt issues.

PRICE, COSTS AND EXCHANGE RATE SENSITIVITY

The Company's pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices, input costs and foreign exchange to the extent shown in the following table:

Table 13: Sensitivity analysis

Based on 2007 estimated volumes, prices, exchange rates and financial hedges in place as at December 31, 2006.

                                                    In millions of dollars,
                                                    except per share amounts

                                                          IMPACT ON
                                                --------------------------------
                                                                             NET
                                                 PRE-TAX        NET     EARNINGS
                                                EARNINGS   EARNINGS    PER SHARE
                                                --------   --------    ---------
US$25 CHANGE IN TRANSACTION PRICE - PER UNIT
Newsprint(1)                                        $100       $ 68       $0.153
Commercial printing papers (l)                        52         35        0.080
Wood products (2)                                     54         36        0.083


FOREIGN EXCHANGE (3)
US$0.01 change in relative value to the Canadian dollar
Cash impact                                           28         19        0.043
Non-cash impact                                       43         34        0.078


MANUFACTURING COSTS
 Virgin fibre (2% on external source)                  3          2        0.005
 Recycled fibre (2% on external source)                3          2        0.005
 Energy
   Natural Gas (US$l/Gj)                              11          8        0.018
   Bunker "C" (US$1/Barrel)                            1          1        0.002
   Electricity ($l/MWh)
     Regulated markets                                 9          6        0.014
     Deregulated markets                               2          1        0.002


(1) Per tonne
(2) Per thousand board feet
(3) Cash impact partly offsets non-cash impact mainly attributable to translation of foreign currencies


OUTLOOK

The Company is a major global leader in newsprint and commercial printing papers with interests in operations in Canada, the United States and the United Kingdom. It is also one of the major lumber producers in North America.

Taking into consideration machine closures and conversions completed in 2006 and those anticipated for 2007 as well as product mix planned for 2007, the Company's production capacity for 2007 is as follows:

Table 14: Production capacity

   Newsprint                                       3,709   Thousand tonnes
   Commercial printing papers (1)                  2,111   Thousand tonnes
   Market pulp                                        93   Thousand tonnes
   Lumber and other wood products(1)               1,975   Million board feet
   I-joist                                            73   Million linear feet

(1) Includes currently idled capacity


The Company expects 2007 worldwide newsprint demand to be slightly positive with growth in most regions of the world, mostly offset by North American demand, which is anticipated to decrease by approximately 5-6%, compared to 2006. Gains in circulation and ad spending are expected in several regions, especially Latin America and Asia.

The outlook for uncoated groundwood papers demand remains positive. Continued uncoated freesheet substitution and growth in print advertising are expected to increase uncoated groundwood papers demand in 2007.

The Company intends to limit its capital expenditure program in 2007 to approximately $165 million. The Company also intends to apply free cash flows towards the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the RISK AND UNCERTAINTIES section and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any mergers, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 26 of the consolidated financial statements.

FOREIGN EXCHANGE

The Company uses various financial instruments such as U.S. dollar forward contracts as well as U.S. dollar and Euro zero cost option tunnels to reduce its exposure to foreign currency exchange risk. In 2006, the Company's sales denominated in U.S. dollar and Euro represented 78% and 2% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt denominated in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

INTEREST RATE

At year-end, 66% of the Company's recourse debt was at fixed rates taking into account interest rate swap agreements designated as hedges. The interest rate contracts are only for a portion of the Company's bond portfolio and mature in the years 2008 through 2011.

Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.

CREDIT RISK

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, advertising and paper converting, as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

CONTRACTUAL OBLIGATIONS

The Company has operating leases, purchase obligations and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's consolidated balance sheets, are described in
Note 27 of the consolidated financial statements.

Table 15: Summary of contractual obligations
In millions of dollars

                                      ------------------------------------------------
                                                  TOTAL COMMITMENTS BY PERIOD
                                      ------------------------------------------------
                                             TOTAL   WITHIN    1-3      4-5     AFTER
                                       COMMITMENTS   1 YEAR  YEARS    YEARS   5 YEARS
                                      ------------------------------------------------
Long-term debt                              $3,864      $72   $756   $  936    $2,100
Operating leases                                70       27     27       11         5
Purchase obligations                           281       51     62       62       106
Employee future benefits contributions         220      220     --       --        --
TOTAL CONTRACTUAL OBLIGATIONS                4,435      370    845    1,009     2,211
                                      ------------------------------------------------


Table 15 presents contractual agreements that are enforceable and are legally binding on the Company. For the foreseeable future, the Company expects cash flows generated from operations and from other sources of financing to be sufficient to meet its commitments.

Abitibi-Consolidated   has  long-term  debt  with  contractual   maturities  as
described in Note 20 of the consolidated financial statements.

Purchase obligations are mainly related to contracts signed in the normal course of the Company's operations.

The Company's contributions to employee future benefits are estimated at $220 million in 2007. Beyond 2007, contributions to employee future benefits are unknown and could vary significantly depending on return on plan assets or any other assumptions as detailed in the EMPLOYEE FUTURE BENEFITS PLANS section.

OFF-BALANCE SHEET ARRANGEMENTS

As described in Note 26 of the consolidated financial statements, in 2006, the Company had two securitization programs with major international financial institutions. The first program is committed until October of 2008 for aggregate proceeds of up to US$300 million from North American accounts receivable. The second program is uncommitted for aggregate proceeds of up to US$125 million from international accounts receivable. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2006, was $433 million, compared to $459 million the previous year.

CHANGES IN ACCOUNTING POLICIES

ADOPTED DURING THE 2006 FISCAL YEAR
No new accounting policies were adopted in 2006.

EXPECTED TO BE ADOPTED IN SUBSEQUENT YEARS
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3865, HEDGES, and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the U.S. Financial Accounting Standards Board. These new recommendations must be adopted by the Company for the fiscal year beginning on January 1, 2007.

The Company expects that the implementation of these new recommendations will have an impact consistent with the adjustments described under Note 29 d) 1 and 2 and e) of its consolidated financial statements. The application of these new recommendations is not expected to have a significant effect on the Company's financial position, earnings or cash flows but will require the Company to present a new statement entitled "Comprehensive Income".

ACCOUNTING CHANGES

In 2006, the CICA issued Section 1506, ACCOUNTING CHANGES, of the Handbook. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company will apply this standard as of January 1, 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Upon completion of the merger, all the assets and liabilities of the Company could be recorded at the fair value in a purchase price allocation in accordance with GAAP if the Company is identified as the business being acquired. Therefore, the Company's assets, such as goodwill and future income taxes, could have a decrease in value upon completion of the merger in accordance with business combination accounting.

The Company's summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to goodwill, property, plant and equipment, future income taxes, the Company's employee future benefit plans and foreign exchange.

GOODWILL

The application of CICA Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, requires that goodwill be tested for impairment.

During the fourth quarter of each year, the Company performs the required annual impairment test as of September 30. As at December 31, 2006, the Company had $1,297 million of goodwill, from which $858 million were related to the Newsprint segment and $439 million to the Commercial Printing Papers segment. The Company performed the 2006 goodwill impairment test and found that the fair value of both paper segments exceeded book value by at least 20%. The Company also performed sensitivity analyses under various scenarios and assumptions.

Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step method. This two-step method contains estimates and judgments that are subjective and uncertain and, thus, may change over time.

The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. Key assumptions include estimated useful life of the long-lived assets, projections of trend price, production levels, production costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital (WACC) and capital spending. The assumptions are derived from (1) information generated internally, such as existing sales data based on current product lines and assumed production levels, as well as manufacturing costs; (2) independent industry research firms; and (3) other external published reports and forecasts. The Company's products are commodity products, therefore, pricing is inherently volatile and often follows a cyclical pattern. Trend prices are derived from forecasts prepared by Resource Information Systems Inc. (RISI), an independent external firm, taking into consideration the specific characteristics of the Company's products. The Company also uses RISI's currency exchange long-term forecast of $1.00 equals US$0.86. To assure consistency with market valuation, the Company estimates its market valuation and compares it with results obtained with the discounted cash flow method.

The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit's goodwill is estimated to determine if it is less than its book value as if it was an acquisition, that is, the excess of the fair value of the reporting units over the fair value of the identifiable net assets of the reporting unit.

The above-listed assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide an additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company's most probable price outlook scenario, if trend price projections were to decrease by US$25 per tonne, the fair value would exceed book value by 12% for the Newsprint segment and would be about equal to book value in the Commercial Printing Papers segment. If the WACC, which is used to discount the projected cash flows, was lower, the measure of the fair value of the Company's assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company's assets would decrease. If the estimate of WACC was to increase by 25 basis points, the excess of the fair values of each of the reporting units would continue to exceed their book values by at least 16%.

Future changes in assumptions or the interrelationship of the assumptions may negatively impact future valuations. In future measurements of fair value, adverse changes in discounted cash flow assumptions could result in an impairment of goodwill that would require a non-cash charge to the consolidated statements of earnings and may have a material effect on the Company's consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.

The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write down when the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.

During the fourth quarter of 2006, the Company conducted the initial step of the impairment tests on the Bridgewater paper mill and on the Wood Products segment as a result of operating losses. The Company also conducted the initial step on the indefinitely idled Lufkin paper mill. Estimates of future cash flows used to test the recoverability of a long-lived asset are mainly derived in the same manner as the projections of cash flows used in the initial step of the goodwill impairment test. In addition, the impairment test for the Lufkin paper mill was performed in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure.

The Company concluded that the recognition of an impairment charge for the business units analyzed was not required, as the estimated undiscounted cash flows exceeded the book values by at least 32%. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $250 million, $174 million and $344 million for the Newsprint, Commercial Printing Papers and Wood Products segments, respectively, as at December 31, 2006.

In 2005, the Company wrote down assets in the amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also, the Company performed an impairment test of some long-lived assets on the Lufkin paper mill in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure. As a result of this test, Abitibi-Consolidated recorded an impairment charge of $125 million, of which $81 million was attributed to the Commercial Printing Papers segment and $44 million to the Newsprint segment. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million. These asset write downs and impairment charges reduced amortization expense by approximately $36 million in 2006.

FUTURE INCOME TAXES

The application of CICA Handbook Section 3465, INCOME TAXES, requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company reviews its future income tax assets periodically.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. Changes in estimates or assumptions could affect the income tax expense (recovery) in the consolidated statements of earnings and the future income taxes in the balance sheets of the Company's consolidated financial statements.

EMPLOYEE FUTURE BENEFIT PLANS

The application of CICA Handbook Section 3461, EMPLOYEE FUTURE BENEFITS, requires judgments regarding certain assumptions that affect the amounts recorded for the plans' estimated accrued benefit obligations and related income or expense.

The Company performs actuarial valuations of the fair values of post-retirement and pension plan obligations and costs. The major assumptions are the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and in consultation with independent actuarial firms, reviews these assumptions annually. The discount rate used to calculate the present value of the pension obligation is reassessed at each measurement date. For 2006, the major assumptions have been estimated at 5.25% for the discount rate and 3.1% for the compensation rate increase in the case of the pension obligation. In the case of the pension expense, the assumptions have been estimated at 5.25% for the discount rate, 7% for the return on plan assets and 3.1% for the compensation rate increase.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2006, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $607 million, compared to $874 million at the end of 2005. This decrease is mainly attributable to the higher than expected return on plan assets as well as the additional funding from the Company in 2006. The Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post-retirement benefits funding in excess of pension expense will be in a similar range for 2007 when compared to the corresponding $73 million for 2006. The Company's contributions for both pension and post-retirement benefits are expected to be approximately $220 million in 2007, compared to $222 million in 2006. The estimated contribution for 2007 includes a one-time amount of $16 million related to mill closures.

Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company's consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $120 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $10 million, $8 million and $5 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.

A description of the plans, the assumptions used in the calculation and certain
sensitivities   are  presented  in  Note  21  of  the  consolidated   financial
statements.

FOREIGN EXCHANGE

The application of CICA Handbook Section 1650, FOREIGN CURRENCY TRANSLATION, requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at the year-end exchange rate and the gains or losses resulting from the period-to-period exchange variation be absorbed in the consolidated statements of earnings.

The majority of the Company's long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $43 million of non-cash pre-tax gain or loss to the Company's consolidated statements of earnings.


USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated before specific items, debt service, capital expenditures, excess funding to employee future benefits plans and income taxes. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with Canadian GAAP as an indicator of performance or for cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

As shown in Table 16, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets, as well as specific items to operating profit (loss) from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

Table 16: EBITDA reconciliation

                                                     IN MILLIONS OF DOLLARS
                                                     ----------------------
                                                        2006        2005
                                                        ----        ----

Operating profit (loss) from continuing operations      $327       ($276)
Plus (minus):
 Amortization of plant and equipment                     424         863
 Amortization of intangible assets                        16          16
 Specific items:
  CVD/AD                                                (171)         --
  SG&A                                                   (11)         --
  Mill closure and other elements                         (9)         46
                                                        ----        ----
EBITDA                                                  $576        $649

DISCLOSURE  CONTROLS  AND  PROCEDURES  AND  INTERNAL  CONTROLS  OVER  FINANCIAL
REPORTING

Disclosure controls and procedures have been established by the Company, in accordance with Regulation MI 52-109, to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with Canadian GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with Canadian GAAP.

In the year ended December 31, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO believe that the aforementioned controls and procedures are effective.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at
www.edgar-online.com,      and     on     the     Company's      website     at
www.abitibiconsolidated.com.